EXHIBIT 2.5

Letter Regarding Termination of Acquisition Agreement

June 16, 2006

Via Facsimile and Overnight Delivery

Raser Technologies, Inc.

5152 North Edgewood Drive

Suite 375

Provo, UT 84604

Fax (801) 473-3314

Attention: Jonathan T. Reid

Re:	Termination of Acquisition Agreement

Dear Mr. Reid:

We have received Raser’s most recent proposal. Please be advised that Amp Resources has reviewed this proposal and rejects it in its entirety.

As you know, a condition to the closing of the Agreement and Plan of Acquisition, dated as of January 19, 2006 by and among Raser Technologies, Inc. (“Raser”), Amp Resources, LLC (“Amp”) and the other parties thereto, as amended by that certain Letter Agreement, dated as of May 1, 2006 by and among the same parties (as amended, the “Acquisition Agreement”), was that Raser was to have obtained funding from one or more third parties in an amount sufficient to consummate the Redemption, as such term is defined in the Acquisition Agreement (such condition, the “Financing Condition”). As you also know, the “drop dead” date under the Acquisition Agreement was originally April 23, 2006, but was extended to June 15, 2006 pursuant to the terms of the aforementioned Letter Agreement when Raser was unable to meet the Financing Condition on the original “drop dead” date. As of today, Raser remains unable to satisfy the Financing Condition.

Therefore, as authorized by the Amp Board of Managers, Amp is hereby exercising its right to terminate the Acquisition Agreement pursuant to Section 8.1(b) thereof.

Please contact us at your convenience if you believe there may be alternative transactions that we may be interested in pursuing.

Very truly yours,

Amp Resources, LLC

By:	/s/ Kevin Calderwood
Kevin Calderwood
Chief Executive Officer

cc:	Robert G. O’Connor, Esq.